Alfredo Sáenz Abad Vicepresidente 2° y Consejero Delegado

February 2, 2007

Re:	Banco Santander Central Hispano, S.A.
Form 20-F for the fiscal year ended December 31, 2005
Response Letter dated September 25, 2006
Response Letter dated December 1, 2006
File No. 1-12518

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-5546

Dear Ms. Blye:

     Thank you for your letter dated December 20, 2006, setting forth comments of the staff of the Office of Global Security Risk of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission to our response letter dated December 1, 2006 to your comment letter, dated August 30, 2006, relating to the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Banco Santander Central Hispano, S.A. (“Santander” or the “Company”).

     We set forth below our responses to the Staff’s comments. In order to facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text and have used captions in our responses which follow each comment.

*******************************

General-

1.	We note your response to comment 1 of our letter dated November 16, 2006. It appears to the staff that it would be appropriate for future filings to include disclosure regarding your Iran-related operations, including the fact that you maintain a correspondent relationship with Bank Saderat and the fact that the U.S. has identified Bank Saderat as facilitating Iran’s transfer of funds to terrorist organizations.

Alfredo Sáenz Abad Vicepresidente 2° y Consejero Delegado

Please advise us whether your dealings with Bank Saderat are limited to your correspondent relationship, and describe for us the nature and extent of any additional dealings with Bank Saderat. Any disclosure in future filings regarding your dealings with Bank Saderat should make clear the nature and extent of your dealings with the bank.

Please provide us with the text of the disclosure you propose to include in response to this comment prior to including it in a filed document.

     We confirm that our only business dealings with Bank Saderat are those resulting from our correspondent relationship with them. More specifically, through this correspondent relationship, we process payment orders from and to Bank Saderat and also receive, advise and if applicable confirm letters of credit that are issued by Bank Saderat to our clients. As part of the correspondent relationship, Bank Saderat maintains current accounts at Banco Santander for use in reimbursement of the aforementioned transactions.

     In addition, we note that the U.S. Department of Treasury has also recently identified Bank Sepah as providing financial services to Iranian entities responsible for developing missiles capable of carrying weapons of mass destruction.

     We confirm that we have a correspondent relationship, as described in our letter to the Staff dated September 25, 2006, with Bank Sepah and our only business dealings with this bank are those resulting from our correspondent relationship with them. More specifically, through this correspondent relationship, we process payment orders from and to Bank Sepah and also receive, advise and if applicable confirm letters of credit that are issued by Bank Sepah to our clients. As part of the correspondent relationship, Bank Sepah maintains a current account at Banco Santander for use in reimbursement of the aforementioned transactions.

     With respect to the Staff’s comment that Santander include disclosure in its future filings regarding its operations in Iran, we respectfully reiterate our belief, which we have reconsidered in depth on the basis of the Staff’s comments, that Santander’s operations in Iran are neither qualitatively nor quantitatively material. Moreover, we do not believe that, independent of materiality, there is any form requirement pursuant to which disclosure of such operations would be necessary. Form 20-F requires disclosure only as to the “principal markets in which the company competes” and does not otherwise require disclosure as to the Company’s operations in Iran (or in any other specified country). Accordingly, we do not believe that, under current circumstances, such disclosure should be included in our future filings.

Alfredo Sáenz Abad Vicepresidente 2° y Consejero Delegado

2.	We note the reference in your response to comment 1 to “customers who are nationals or residents in countries considered of high-risk in terms of money laundering or financing of terrorism.” Please identify for us the countries to which you refer. To the extent that you have contacts with additional countries identified by the U.S. as state sponsors of terrorism, provide the same type of information and analysis regarding your contacts with those countries as we requested regarding your contacts with Iran in our letter dated August 30, 2006.

We inform the Staff that the following countries are those countries that we consider to be of high-risk in terms of money laundering or financing of terrorism: Afghanistan, Palestine, Iran, Iraq, North Korea, Pakistan, Sudan, Somalia, Syria and Yemen.

With respect to the Staff’s request that we identify and describe our contacts with those countries identified by the U.S. as state sponsors of terrorism, we inform you that Santander, within the framework of its global business activities, maintains an exclusively commercial relationship in support of the export activities of its Spanish customers with the following countries identified by the U.S. as states sponsors of terrorism (in addition to Iran): Cuba, Sudan and Syria. We set forth below the same type of information and analysis regarding our contacts with these three countries as was requested by the Staff regarding our contacts with Iran in the Staff’s letter dated August 30, 2006.

     Our contacts with Cuba, Sudan and Syria considered individually or in the aggregate are de minimis. To our knowledge, we have not provided any financing or other products or services to Cuba, Sudan or Syria relating to dual use or military use products. Furthermore, our contacts with, or financial services related to, Cuba, Sudan and Syria are limited to the following:

CUBA

•	Correspondent Relationships. As is customary in the banking sector, we have correspondent relationships with banks in a number of different countries, including Cuba, namely, Banco de Crédito y Comercio, Banco Popular de Ahorro, Banco Financiero Internacional, Banco Internacional de Comercio and Banco Exterior de Cuba, for the purpose of carrying out commercial transactions on behalf of our customers. Our volume of commercial transactions to and from Cuba pursuant to these correspondent relationships has historically been very low.

•	Export Letters of Credit. In connection with the exportation of goods and services to Cuba, certain of our customers are issued letters of credit by Cuban correspondent banks. We serve as the advising bank for these letters of credit, and forward them to the exporters without adding our confirmation (i.e., we do not guarantee payment against

Alfredo Sáenz Abad Vicepresidente 2° y Consejero Delegado

conforming documents). Consequently, these letters of credit are not paid until sufficient funds are received for their payment.

For the twelve months ended December 31, 2005 and the six months ended June 30, 2006, we had effected transactions in letters of credit issued by Cuban banks in an aggregate principal amount of approximately €8.5 million and €2.2 million, respectively.

SUDAN

•	Correspondent Relationships. In order to support the commercial activity of our customers in Sudan, we maintain a correspondent banking relationship with the Omdurman National Bank. Our volume of commercial transactions to and from Sudan pursuant to this correspondent relationship has historically been de minimis.

•	Export Letters of Credit. In connection with the exportation of goods to Sudan, certain of our customers are issued letters of credit by Omdurman National Bank. We serve as the advising bank for these letters of credit, and forward them to the exporters without adding our confirmation (i.e., we do not guarantee payment against conforming documents). Consequently, these letters of credit are not paid until sufficient funds are received for their payment.

For the twelve months ended December 31, 2005 and the six months ended June 30, 2006, we had effected transactions in letters of credit issued by Sudanese banks in an aggregate principal amount of approximately €0.005 million and €0.035 million, respectively.

SYRIA

•	Correspondent Relationships. We also maintain correspondent relationships with two banks in Syria, namely, Banque Bamo Saudi Fransi and Commercial Bank of Syria, for the purpose of carrying out commercial transactions on behalf of our customers. Our volume of commercial transactions to and from Syria pursuant to these correspondent relationships has historically been very low.

We note that the Commercial Bank of Syria has been designated by the U.S. Department of Treasury as a bank of “primary money laundering concern”.

We confirm that our only business dealings with the Commercial Bank of Syria are those resulting from our correspondent relationship with them. More specifically, through this correspondent relationship, we effect payment orders to and from the Commercial

Alfredo Sáenz Abad Vicepresidente 2° y Consejero Delegado

Bank of Syria on behalf of our clients, and also serve as the advising bank for letters of credit, and forward them to the exporters without adding our confirmation.

•	Export Letters of Credit. In connection with the exportation of goods to Syria, certain of our customers are issued letters of credit by Syrian correspondent banks. We serve as the advising bank for these letters of credit, and forward them to the exporters without adding our confirmation (i.e., we do not guarantee payment against conforming documents). Consequently, these letters of credit are not paid until sufficient funds are received for their payment. For the twelve months ended December 31, 2005 and the six months ended June 30, 2006, we had effected transactions in letters of credit issued by Syrian banks in an aggregate principal amount of approximately €0.516 million and €0, respectively.

In addition, in connection with one of our customer’s importation of goods from Syria, we have issued one letter of credit to a Syrian private company on behalf of that customer. As of June 30, 2006, this letter of credit was outstanding in an aggregate principal amount of approximately €0.125 million.

     In addition to the qualitative factors we considered in making our analysis, we are aware of the sentiments expressed in the state legislation described in the comment #2 in the Staff’s letter dated August 30, 2006. Although recognizing the sentiment expressed and restrictions imposed through these statutes, we do not believe that the effect or purpose of such state statutes would impact our conclusions regarding the absence of material investment risk arising from our contacts with Cuba, Sudan or Syria or that a reasonable investor would expect further disclosure with respect to those contacts in our Form 20-F for 2005.

     As noted above, our contacts with Cuba, Sudan and Syria are an entirely insignificant and immaterial component of our business. In assessing the materiality of our contacts with these countries, both individually and in the aggregate, we have considered both quantitative and qualitative factors. For the reasons we describe below, we believe that our contacts with Cuba, Sudan and Syria are not material to our results of operations or financial condition. We further believe that, in light of the de minimis size and nature of these contacts, such contacts do not constitute a material investment risk for our security holders. Our assessment of qualitative factors included consideration of the potential impact of our corporate activities in these countries upon our reputation and share value.

     In quantitative terms, we believe that our contacts with these countries, individually and in the aggregate, are not material. We estimate that less than 0.005% of our net attributable income and 0.003% of our net interest income for the year ended December 31, 2005, and 0.004% of our net attributable income and 0.002% of our net interest income for the six months ended June 30, 2006,

Alfredo Sáenz Abad Vicepresidente 2° y Consejero Delegado

were generated from our contacts with these countries. These contacts have made no material contribution to our results of operations or financial condition and are not expected to have any material impact in subsequent periods.

     Further, we do not believe that any of our other past or current contacts with these countries would be qualitatively material to a reasonable investor making an investment decision about our shares. Rather, we believe that any reasonable investor would expect a bank such as ours to have correspondent banking relationships throughout the countries of the world with which the Spanish Government maintains trade relations and to have letters of credit related to the commercial activities of our Spanish customers with such countries. To the extent that Cuba, Sudan and Syria are among the countries with which we have these customary banking relationships, we do not believe a reasonable investor would consider this material in making an investment decision about our shares.

3.	We note your response to comment 2 of our letter dated November 16, 2006. If you participate in transactions that result, directly or indirectly, in the payment of cash to the Iranian government, please address specifically the applicability of amended Section 5(b) of ISA to your participation in such transactions.

The following are the only transactions that we participate in that result, directly or indirectly, in the payment of cash to the Iranian government:

•	Interest Paid on Deposits from Iranian Central Bank. Bank Markazi, the Iranian Central Bank, maintains deposits with Banco Santander in Spain. In 2005, on U.S. dollar deposits of approximately US$587 million, Banco Santander paid approximately €7.4 million (approximately US$8.7 million) in interest to Bank Markazi at market rates.

For the first six months of 2006, on Euro deposits of approximately €302 million (approximately US$238 million) and on US dollar deposits of approximately US$190 million, Banco Santander paid approximately €6.6 million (approximately US$8.4 million) and US$2.3 million, respectively, in interest to Bank Markazi at market rates.

Bank Markazi withdraws the interest earned on its deposits with Banco Santander.

•	Correspondent Banking Relationships with Iranian Banks. As we mentioned in our response letters dated September 25, 2006 and December 1, 2006, we have correspondent banking relationships with Iranian banks in order to effect commercial transactions to and from those banks on behalf of our clients. We also confirm letters of credit that are issued by these banks to our clients. These relationships, therefore, do not lead to payments involving Banco Santander’s funds, except to the extent of any interest paid by Banco Santander to Iranian banks for the balances in current accounts they have at Banco Santander for use in

Alfredo Sáenz Abad Vicepresidente 2° y Consejero Delegado

reimbursement of the transactions pursuant to these correspondent relationships. Interest paid on these balances has historically been nominal.

•	Pre-Export Financing. As we discussed in our response letter dated September 25, 2006, in 2004, we participated in an export-backed finance transaction for the Iranian government-owned Iran Petrochemical Commercial Company (IPCC), in which the off-taker was a commodities company based in Switzerland. The financing was a pre-export facility related to the export of butane and propane (LPG) from IPCC to the Swiss company. The US$520 million facility was originally disbursed to IPCC in March 2004, before Santander’s participation. The facility was later syndicated and Santander entered the transaction on October 29, 2004 with a participation of US$60 million. The facility is being repaid as the off-taker makes payment for the LPG into a collection account of the facility agent for the benefit of the lenders. As of December 31, 2005 and June 30, 2006, we had approximately US$60 million and US$50.8 million outstanding under this financing transaction, respectively. Our current exposure is approximately US$40.3 million.

     We do not believe that amended Section 5(b) of ISA is applicable to our participation in the above transactions. This amended section only applies to a person who has:

“exported, transferred, or otherwise provided to Iran any goods, services, technology, or other items knowing that the provision of such goods, services, technology, or other items would contribute materially to the ability of Iran to—

     (1) acquire or develop chemical, biological or nuclear weapons or related technologies; or

     (2) acquire or develop destabilizing numbers and types of advanced conventional weapons.” (emphasis added)

     First, as we noted in our letter to the Staff dated December 1, 2006, our business activities in Iran, including the transactions described above, do not involve arms or weapons trade or production financing, nor the Iranian military. Second, the payment of interest on deposits of Bank Markazi or on account balances of Iranian banks with whom we have correspondent relationships, and our participation in an export facility relating to the purchase of LPG by a Swiss company, are standard financial transactions and, to our knowledge, have no relationship to any weapons transactions. As these are commercial transactions, Banco Santander clearly does not “know” or believe that they are related to the purposes described in Section 5(b) of ISA. Because the government of Iran has many functions having no relationship whatsoever to weapons acquisition or development, for which financial resources of the government are expended, no

Alfredo Sáenz Abad Vicepresidente 2° y Consejero Delegado

logical tie can be made between these payments and the military functions of that government.

     Moreover, the amount of money involved in these transactions is insignificant to the overall economy or the governmental budget of Iran. Given the size of the funds flows from Banco Santander to Iran, even if there were any basis to link these funds to the acquisition or development of weapons, it is not possible for the funds to “contribute materially” to the ability of Iran to acquire or develop such weapons or related technologies.

     Therefore, given the immateriality to our business of the above-described transactions involving Iran and the analysis above that suggests that amended Section 5(b) of ISA does not apply to such transactions, we have concluded that they do not constitute a material investment risk and that a reasonable investor would not expect further disclosure with respect thereto in our Annual Report on Form 20-F for 2005.

*******************************

     In providing the above responses, and in response to the Staff’s request, we hereby acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned in Madrid at 011-34-91-259-6611 or fax: 011-34-91-257-1282, or our counsel, Nicholas Kronfeld of Davis Polk & Wardwell, at 212-450-4950 or fax: 212-450-3950.

Very truly yours,

/s/ Alfredo Saenz

Alfredo Saenz
Chief Executive Officer

cc: Mr. Jack Guggenheim